SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


             RYANAIR CELEBRATES 15 YEARS ON STANSTED - DUBLIN ROUTE OVER 10 MILLION PASSENGERS HAVE SAVED EUR 1.0 BILLION!

Ryanair, Europe's No.1 low fares airline, today (28th June 04) celebrated its 15th anniversary of the London Stansted - Dublin route. The route commenced in 1989 with 2 daily low fare flights and 15,000 passengers annually, and has grown to an incredible 1.3Million passengers this year with 24 low fares flights every day.

Ryanair's Head of Communications, Paul Fitzsimmons said:
"Today is a very special anniversary for Ryanair and Stansted. Since we started flying from Dublin to London Stansted back in 1989, it success has been phenomenal. Dublin- London is Europe's busiest international scheduled route, and what started with 2 flights a day and 15,000 passengers annually, has become over 10 Million passengers to date, enjoying Ryanair's low fares, No.1 punctuality and unbeatable customer service.

Over the last 15 years, Ryanair's passengers on the London Stansted - Dublin route have saved over EUR1.0 Billion on high fares, and Ryanair will continue to offer Irish and British consumers Europe's lowest air fares between the two Capitals."

Ends:                                    Monday, 28th June 2004

For further information:
Paul Fitzsimmons - Ryanair               Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                   Tel: 00 353 1 4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 June 2004
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director